UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Nocturne Acquisition Corp
(Name of Issuer)

Ordinary shares, par value $ 0.0001
(Title of Class of Securities)

G6580S114
(CUSIP Number)

January 9, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No. G6580S114

1 Names of Reporting Persons

Sea Otter Advisors LLC

2 Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[ ]

3 Sec Use Only


4 Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5  Sole Voting Power

  296,600

6 Shared Voting Power
0

7  Sole Dispositive Power

  296,600

8 Shared Dispositive Power
 0

9 Aggregate Amount Beneficially Owned by Each Reporting Person

296,600


10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11 Percent of class represented by amount in row (9)

5.57%


12 Type of Reporting Person (See Instructions)

IA


(1)The percentage set forth in Row 11 of this Cover Page is based on the 5,324,080 shares of Common Stock (as defined herein) outstanding as of November 21, 2022, as reported on the Form 10-Q of the Issuer (asdefined herein)filed with the Securities and Exchange Commission on November 21, 2021.


Item 1.
(a)	Name of Issuer: Nocturne Acquisition Corp

(b)	Address of Issuers Principal Executive Offices:

3 GERMAY DRIVE
UNIT 4 #1066
WILMINGTON DE  19804

Item 2.
(a) Name of Person Filing: This statement is filed by Sea Otter
Advisors LLC., a company incorporated in Delaware, which serves as the investment advisor to Sea Otter Trading LLC

(b) Address of Principal Business Office or, if None, Residence:
The address of the business office of each of the Reporting Persons is 107 Grand St, 7th Floor, New York, New York 10013.

(c) Citizenship:	Sea Otter Advisors is organized as
a limited liability company in the state of Delaware.

(d) Title and Class of Securities: Ordinary shares, par value $ 0.0001

(e) CUSIP No.:	G6580S114


Item 3. 	If this statement is filed pursuant to  240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[  ]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment
Company Act of 1940;
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the Cover Page and is incorporated herein by reference.


Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [    ].


Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable


Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
	Not applicable


Item 8.	Identification and classification of members of the group.
	Not applicable


Item 9.	Notice of Dissolution of Group.
	Not applicable


Item 10. Certifications

SIGNATURE
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.
Dated: January 13, 2023

Patrick Kane, Chief Compliance Officer